Lapolla Industries, Inc. Intercontinental Business Park 5402 Vantage Pkwy E, # 322 Houston, Texas 77032 281.219.4700 Fax 281.219.4710

May 6, 2010
File No. 1-31354
Attn:  Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C.  20549-4631

Re:                Supplemental Response to Comment Letter dated March 17, 2010

Dear Mr. Decker:

Please find herein a supplemental response to our Response 6 in our letter dated April 22, 2010 to your Comment 6 in your letter dated March 17, 2010 for your review and records.

Comment 6.  We have read your response to comment seven from our letter dated February 4, 2010.  Please provide a comprehensive legal analysis explaining the basis under state corporate and federal securities law for your decision to remove your Series A preferred shares from your books and to derecognize these shares.  Please also tell us what consideration you gave to the need for a shareholder vote on the modification of this class of securities.

Supplement to Response 6.  Our SEC legal counsel, Alfred V. Greco, Esquire, provided us with an Addendum to his Memorandum dated April 19, 2010, which describes the conclusion of his due diligence with respect to any unconverted Series A Preferred Stock shares and confirms the Company's determination that there are no remaining Series A Preferred Stock shares outstanding.

Please be advised that in connection with responding to your comments above, please find our written statement below acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We wish to reiterate our appreciation for the manner in which you and your staff are guiding us in our compliance with applicable disclosure requirements and the enhancement of our presentation to our shareholders in our periodic filings.

If you have any questions or concerns or wish to discuss any of the matters addressed herein or require clarification on anything whatsoever in whatever regard relating to this matter, please do not hesitate to contact me at your convenience.

Very truly yours,

LAPOLLA INDUSTRIES, INC.

/s/  Michael T. Adams, EVP

Michael T. Adams
Executive Vice President

MTA/

Attachment:  Memorandum from Alfred V. Greco, PLLC dated May 5, 2010

ATTACHMENT

ALFRED V. GRECO, PLLC

ALFRED V. GRECO
ATTORNEY AT LAW

MEMORANDUM

To:	Michael T. Adams, Executive Vice President

From:	Alfred V. Greco, Esquire

Date:	May 5, 2010

Re:	Lapolla Industries, Inc. - Addendum to Memorandum dated 4/19/10 regardingReview of Records at Continental Stock Transfer and Trust Company

This hereby confirms that the undersigned finally reached Arthur Long, Jr., believed to be the last possible holder of the convertible preferred stock of Lapolla Industries, Inc. (formerly Natural Child Care, Inc.) and he confirmed he could not find any of his old records.  He further acknowledged to the undersigned that he believes, after thinking about it, that he had liquidated (converted) the convertible preferred shares.  Accordingly, after review of the incomplete records of the Company and the transfer agent and the information gleaned from the review, the position taken by the Board is justified.

Alfred V. Greco, PLLC

by:	/s/ Alfred V. Greco, Esquire
Alfred V. Greco

199 MAIN STREET, SUITE 7C6, WHITE PLAINS, NEW YORK, 10601
TELEPHONE: 914-682-3030  FAX: 914-682-3035   EMAIL: AGRECO@AVLEGAL.COM